Prenetics Announces Fourth Quarter and Full Year 2023 Financial Results

HONG KONG, April 1, 2024 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading genomics-driven health sciences company, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2023, along with recent business updates.

Financial Highlights
•Revenue from continuing operations of US$21.7 million in the full year 2023, an increase of 65.2% as compared to the full year 2022.
•Revenue from continuing operations of US$5.4 million in the fourth quarter 2023, an increase of 90.8% as compared to the fourth quarter 2022.
•Adjusted EBITDA from continuing operations of US$(24.8) million in the full year 2023.
•Adjusted EBITDA from continuing operations of US$(6.2) million in the fourth quarter 2023.
•Cash and other short-term assets1 of US$93.7 million as of December 31, 2023. Additionally, Insighta2, our 50/50 joint venture in early cancer detection with Professor Dennis Lo, had a cash balance of US$79.1 million in its balance sheet as of December 31, 2023.

Danny Yeung, Chief Executive Officer and Co-Founder of Prenetics said: "As we reflect on the past year, we knew that 2023 was set to be a challenging yet transformational period for Prenetics, especially as we emerged from the shadow of COVID. Our focus remained unwaveringly on driving our existing business units, ACT Genomics and CircleDNA, towards growth and profitability. I am proud to announce that for the first time in our history, both units achieved profitability in December 2023, while increasing full year revenue from continuing operations by 65.2%, setting a precedent for a promising fiscal trajectory into 2024.

With this significant turnaround, we are confidently revising our revenue projections for the full year 2024 to be in the range of US$33 million to US$36 million with profitability being a major focus. This progress is not just a milestone but also a catalyst that empowers us to judiciously invest our capital and resources into new business ventures. We foresee vast opportunities within the consumer healthcare sector and look forward to sharing more about our strategic initiatives in due course.

This past year also marked the completion of a pivotal 500-person clinical trial with Insighta, our early cancer detection venture with Prof. Dennis Lo, yielding very positive results. We expect to publish these findings towards the end of 2024, and we are gearing up for an even more extensive overseas clinical trial beginning in Q3 of this year. Details of this will be shared in the next earnings update.

In summary, 2023 was a testament to our commitment to executing our strategic objectives and operational excellence. Looking ahead to 2024, with a strong cash position, no debt, a dedicated management team and potentially large opportunities in consumer healthcare, we are poised to build on our momentum and delivering long-term value to our shareholders. Stay tuned as we continue this exciting journey, with transformative developments on the horizon."

Recent Highlights
•ACT Genomics and CircleDNA business units achieved EBITDA breakeven (non-IFRS) in December 2023, the first time in the Company’s history.
•The two units are expected to generate a combined revenue in the range of US$33 million to US$36 million, up from US$21.7 million in 2023.
•Insighta’s 500-participants clinical trial for early cancer detection has been completed and is preparing for publication of full results which is expected by the end of 2024.
•Our management team is diligently pursuing significant new ventures within the consumer healthcare market, with more information to be revealed in the upcoming period.

1 Represents current assets, including cash and cash equivalents and short-term deposits totaling US$61.7 million, financial assets at fair value through profit or loss of US$11.0 million, and trade receivables of US$4.1 million, amongst other accounting line items under current assets.
2 As of December 31, 2023, we owned 50% shareholding in Insighta, which was accounted for under equity-accounted investee. Equity-accounted investees, totaling US$98.5 million as of December 31, 2023, were classified as non-current assets on our balance sheet.

Full Year 2023 Financial Results
Total revenue from continuing operations for the full year of 2023 was US$21.7 million, representing an increase of 65.2% from the previous year.

Adjusted net loss attributable to equity shareholders of Prenetics was US$(28.4) million for the year ended December 31, 2023. The difference between adjusted net loss of US$(28.4) million and net loss for the year of US$(63.0) million are primarily attributable to non-cash and non-recurring adjustments, including: (i) non-cash impairment loss of goodwill of US$3.9 million; (ii) non-cash fair value changes on financial assets at fair value through profit or loss of US$7.1 million; (iii) non-recurring restructuring charges of US$2.4 million and loss from discontinued products; and (iv) non-cash equity-settled share-based payment expenses of US$10.6 million, offset by non-cash fair value gain on warrant liabilities of US$3.4 million. While such non-cash charges increase our reported net loss in the year, in our view, such charges had no impact on the Company's cash balance and were not representative of our overall financial health.

About Prenetics
Prenetics (NASDAQ:PRE), a leading genomics-driven health sciences company, is revolutionizing prevention, early detection, and treatment. Our prevention arm, CircleDNA, uses whole exome sequencing to offer the world's most comprehensive consumer DNA test. Insighta, our $200 million joint venture with renowned scientist Prof. Dennis Lo, underscores our unwavering commitment to saving lives through pioneering multi-cancer early detection technologies. Lastly, ACT Genomics, our treatment unit, is the first Asia-based company to achieve FDA clearance for comprehensive genomic profiling of solid tumors via ACTOnco. Each of Prenetics' units synergistically enhances our global impact on health, truly embodying our commitment to 'enhancing life through science’. To learn more about Prenetics, please visit www.prenetics.com.

Investor Relations Contact:
investors@prenetics.com

Forward-Looking Statements
This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation
Unaudited Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Non-IFRS Financial Measures”.

Unaudited Non-IFRS Financial Measures
To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, adjusted EBITDA from continuing operations, adjusted gross profit from continuing operations and adjusted (loss)/profit attributable to equity shareholders of Prenetics. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company's ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, net, and (4) certain items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company's public disclosures.
In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company's non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)”, “Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)” and “Reconciliation of (loss)/profit attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of financial position
(Expressed in United States dollars unless otherwise indicated)

	December 31,
	2023	2022
Assets
Property, plant and equipment	$5,777,794	$13,102,546
Intangible assets	13,424,648	14,785,875
Goodwill	29,170,123	33,800,276
Interests in equity-accounted investees	98,464,875	788,472
Financial assets at fair value through profit or loss	9,371,064	—
Deferred tax assets	27,680	243,449
Deferred expenses	3,530,756	6,307,834
Other non-current assets	743,173	1,292,462
Non-current assets	160,510,113	70,320,914
Deferred expenses	8,312,890	4,577,255
Inventories	3,126,776	4,534,072
Trade receivables	4,058,007	41,691,913
Deposits, prepayments and other receivables	5,284,848	6,889,114
Amount due from a related company	5,123	—
Amount due from an equity-accounted investee	132,114	—
Financial assets at fair value through profit or loss	11,034,200	17,537,608
Short-term deposits	16,000,000	19,920,160
Cash and cash equivalents	45,706,448	146,660,195
Current assets	93,660,406	241,810,317
Total assets	$254,170,519	$312,131,231
Liabilities
Deferred tax liabilities	$2,614,823	$3,185,440
Warrant liabilities	223,850	3,574,885
Lease liabilities	867,215	3,763,230
Other non-current liabilities	823,345	949,701
Non-current liabilities	4,529,233	11,473,256
Trade payables	1,671,019	7,291,133
Accrued expenses and other current liabilities	8,174,815	15,611,421
Contract liabilities	6,111,017	5,674,290
Lease liabilities	1,502,173	2,882,933
Liabilities for puttable financial instrument[3]	14,622,529	17,138,905
Tax payable	7,402,461	8,596,433
Current liabilities	39,484,014	57,195,115
Total liabilities	44,013,247	68,668,371
Equity
Share capital[4]	18,308	13,698
Reserves	206,339,490	237,050,429
Total equity attributable to equity shareholders of the Company	206,357,798	237,064,127
Non-controlling interests	3,799,474	6,398,733
Total equity	210,157,272	243,462,860
Total equity and liabilities	$254,170,519	$312,131,231

PRENETICS GLOBAL LIMITED
Unaudited consolidated statements of profit or loss and other comprehensive income
(Expressed in United States dollars unless otherwise indicated)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
		(Restated)		(Restated)
Continuing operations
Revenue	$5,428,460	$2,844,571	$21,742,675	$13,163,841
Direct costs	(2,758,288)	(1,765,186)	(12,912,788)	(9,545,546)
Gross profit	2,670,172	1,079,385	8,829,887	3,618,295
Other income and other net gain	715,562	818,043	4,507,103	429,857
Selling and distribution expenses[5]	(1,908,415)	(1,203,237)	(8,243,379)	(4,738,099)
Research and development expenses[5]	(2,586,477)	(1,463,036)	(11,661,760)	(5,988,905)
Impairment loss of goodwill	(3,900,268)	—	(3,900,268)	—
Administrative and other operating expenses[5]	(10,362,374)	(10,942,029)	(41,438,301)	(59,341,636)
Loss from operations	(15,371,800)	(11,710,874)	(51,906,718)	(66,020,488)
Fair value loss on financial assets at fair value through profit or loss	(3,190,379)	(7,689,311)	(7,134,786)	(9,363,495)
Share-based payment on listing[6]	—	—	—	(89,546,601)
Fair value loss on preference shares liabilities	—	—	—	(60,091,353)
Fair value gain on warrant liabilities	671,550	6,498,365	3,351,035	3,196,538
Share of loss of equity-accounted investees	(688,183)	—	(858,900)	—
Other finance costs	1,073	(51,014)	(119,662)	(3,994,755)
Loss before taxation	(18,577,739)	(12,952,834)	(56,669,031)	(225,820,154)
Income tax (expense)/credit	(10,678)	(150,282)	269,359	244,816
Loss from continuing operations	(18,588,417)	(13,103,116)	(56,399,672)	(225,575,338)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax[7]	(1,026,983)	14,711,059	(8,377,660)	35,121,951
(Loss)/profit for the period/year	(19,615,400)	1,607,943	(64,777,332)	(190,453,387)
Other comprehensive income for the period/year
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	1,118,149	2,759,672	1,795,623	(4,842,932)
Total comprehensive income for the period/year	$(18,497,251)	$4,367,615	$(62,981,709)	$(195,296,319)
(Loss)/profit attributable to:
Equity shareholders of Prenetics	$(19,047,124)	$1,607,942	$(62,723,871)	$(190,453,333)
Non-controlling interests	(568,276)	1	(2,053,461)	(54)
	$(19,615,400)	$1,607,943	$(64,777,332)	$(190,453,387)
Total comprehensive income attributable to:
Equity shareholders of Prenetics	$(18,677,610)	$4,367,614	$(61,112,335)	$(195,296,265)
Non-controlling interests	180,359	1	(1,869,374)	(54)
	$(18,497,251)	$4,367,615	$(62,981,709)	$(195,296,319)
(Loss)/earnings per share:
Basic	$(1.57)	$0.21	$(5.58)	$(37.57)
Diluted	(1.57)	0.21	(5.58)	(37.57)
Loss per share - Continuing operations:
Basic	(1.49)	(2.07)	(4.83)	(44.50)
Diluted	(1.49)	(2.07)	(4.83)	(44.50)
Weighted average number of common shares:
Basic	12,114,922	7,692,436	11,246,010	5,069,315
Diluted	12,114,922	7,692,436	11,246,010	5,069,315

PRENETICS GLOBAL LIMITED
Unaudited Non-IFRS Financial Measures
(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
		(Restated)		(Restated)
Loss from operations from continuing operations under IFRS	$(15,371,800)	$(11,710,874)	$(51,906,718)	$(66,020,488)
Employee equity-settled share-based payment expenses	2,055,858	3,557,088	10,588,944	26,154,915
Depreciation and amortization	1,564,816	526,005	6,671,022	2,076,858
Other strategic financing, transactional expense and non-recurring expenses	6,263,188	2,647,418	14,081,833	14,130,281
Finance income, exchange gain or loss, net	(673,740)	(419,881)	(4,253,472)	191,126
Adjusted EBITDA from continuing operations (Non-IFRS)	$(6,161,678)	$(5,400,244)	$(24,818,391)	$(23,467,308)

Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
		(Restated)		(Restated)
Gross profit from continuing operations under IFRS	$2,684,103	$1,079,385	$8,843,818	$3,618,295
Employee equity-settled share-based payment expenses	11,522	—	11,522	—
Depreciation and amortization	309,812	188,154	1,435,709	501,786
Adjusted gross profit from continuing operations (Non-IFRS)	$3,005,437	$1,267,539	$10,291,049	$4,120,081

Reconciliation of (loss)/profit attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
		(Restated)		(Restated)
(Loss)/profit attributable to equity shareholders of Prenetics under IFRS	$(19,047,124)	$1,607,942	$(62,723,871)	$(190,453,333)
Employee equity-settled share-based payment expenses	2,055,858	3,241,872	10,588,944	31,580,384
Other strategic financing, transactional expense and non-recurring expenses	8,248,151	1,269,453	19,984,232	13,675,709
Share-based payment on listing	—	—	—	89,546,601
Fair value loss on preference shares liabilities	—	—	—	60,091,353
Fair value gain on warrant liabilities	(671,550)	(6,498,365)	(3,351,035)	(3,196,538)
Fair value loss on financial assets at fair value through profit or loss	3,190,379	7,689,311	7,134,786	9,363,495
Restructuring costs	—	2,709,143	—	30,378,741
Adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)	$(6,224,286)	$10,019,356	$(28,366,944)	$40,986,412

—————————————————————————
3 In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics - representing 25.61% of the fully diluted shareholding of ACT Genomics that Prenetics does not own - were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option.

4 Represents number of authorized and issued shares as follows:

	December 31,
	2023	2022
Number of authorized shares of $0.0015 each (2022: $0.0001 each)	33,333,333	500,000,000
Number of issued shares	12,205,200	136,983,110

5 Includes equity-settled share-based payment expenses (excluding share-based payment on listing) from continuing operations as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
		(Restated)		(Restated)
Direct costs	$11,522	$—	$11,522	$—
Selling and distribution expenses	(632)	43,257	99,929	122,910
Research and development expenses	675,928	321,235	2,812,174	1,980,010
Administrative and other operating expenses	1,339,419	3,152,921	7,572,081	23,810,797
Total equity-settled share-based payment expenses (excluding share-based payment on listing)	$2,026,237	$3,517,413	$10,495,706	$25,913,717

6 The acquisition of the net assets of Artisan Acquisition Corp. (“Artisan”) on May 18, 2022 does not meet the definition of a business under IFRS and has therefore been accounted for as a share-based payment. The excess of fair value of Prenetics shares issued over the fair value of Artisan’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

7 We ceased our COVID-19 testing business entirely in 2023 Q2, and other DNA testing operations in the EMEA regions in 2023 Q4. As a result, COVID-19 testing business and the operations in the EMEA regions are reported as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income. The comparative information in the consolidated statements of profit or loss and other comprehensive income has also been re-presented to show the results of discontinued operation separately.